Exhibit 99.5

Sphere 3D Establishes Board Subcommittee and Retains Ernst & Young
Capital Advisors as Exclusive Financial Advisor to Evaluate Strategic Options

SAN JOSE, Calif. – August 11, 2017 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization, and data management solutions provider, today reports that it has created a subcommittee of its board of directors to review strategic alternatives that may enhance shareholder value. Sphere 3D also reports that it has hired Ernst & Young Capital Advisors, LLC (“EYCA”) as its exclusive financial advisor to review strategic alternatives.

"After careful consideration, our Board and management have determined to undertake a review of strategic alternatives with the goal of maximizing shareholder value," stated Vic Mahadevan, Lead Independent Director of Sphere 3D. "While the management team has made excellent progress in the execution of our strategic roadmap to transform the company into a more focused, efficient, and innovative organization, we believe that more can be done and as such, we believe that a review of strategic options at this time is in the best interests of shareholders."

EYCA will be assisting the Company in evaluating a broad range of strategic options currently being considered. Sphere 3D does not have a defined timeline for the exploration of strategic alternatives and does not make any assurance that these efforts will result in any announcement or consummation of strategic alternatives. The Company does not intend to discuss or disclose further developments during this process unless and until it has entered into a specific transaction or otherwise determined that further disclosure is required or appropriate.

About Sphere 3D

Sphere 3D Corp. (NASDAQ:ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premises implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries Overland Storage and Tandberg Data, have a strong portfolio of brands, including HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D, @HVEconneXions and @ovltb.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties, including our inability to comply with the covenants in our credit facilities or to obtain additional debt or equity financing; our ability to enter into transactions as contemplated in this press release; our ability to maintain compliance with NASDAQ Capital Market listing requirements; any increase in our future cash needs; our ability to successfully integrate the UCX and HVE ConneXions business with Sphere 3D's other businesses; unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; the market adoption, actual performance and functionality of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.